UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update of Chapter 11 and Related Court Proceedings

APOL Settlement and Dismissal of Cayman Islands Litigation against CDC Corporation

As previously disclosed, on April 5, 2012, Asia Pacific On-Line Limited (“APOL”), an affiliate of Mr. Peter Yip, CDC Corporation’s (the “Company’s”) Chief Executive Officer currently on administrative/medical leave and a former director of the Company, filed an Originating Summons against the Company, Marcus A. Watson, the Company’s Chief Restructuring Officer (“CRO”), as well as each of Jay J. Notinger, Henderson Construction Co, Inc., George M. Berberis, Diane R. Antasek, and Jeffrey P. Minor, who are individual members of the Official Committee of Equity Security Holders (“Equity Committee”) appointed by the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) in the Company’s Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”), in the Grand Court of the Cayman Islands (the “Cayman’s Grand Court”) seeking to declare as invalid any attempt by the Company or the Equity Committee to equitably subordinate or disallow APOL from receiving its shareholding interest in the Company (the “APOL Cayman Proceedings”).

During a hearing on May 22, 2012, APOL announced to the Court its intent to voluntarily dismiss the APOL Cayman Proceedings, and on June 6, 2012, the Cayman’s Grand Court entered a consent order formally dismissing the APOL Cayman Proceeding.

On July 16, 2012, the Company and the Equity Committee entered into a settlement agreement with APOL, Ms. Nicola Chu Ming Na (Peter Yip’s spouse and a shareholder of the Company), and Mr. Antony Ip (Peter Yip’s son) subject to approval by the Bankruptcy Court. The settlement agreement generally: (a) provides for APOL’s payment of $9 million to the Company’s bankruptcy estate, which may be withheld from any distributions otherwise due APOL in the Bankruptcy Proceeding; (b) allows APOL’s and Ms. Nicola Chu Ming Na’s equity interests in the Company’s Bankruptcy proceeding; (c) provides that APOL and Ms. Nicola Chu Ming Na will not object to confirmation of the joint plan of reorganization file by the Company and the Equity Committee; (d) includes specific releases between the Company, the Equity Committee, APOL, Ms. Nicola Chu Ming Na, and Mr. Antony Ip; (e) provides for Mr. Ip to assist the Company in the sale of assets; and (f) provides that APOL and Ms. Nicola Chu Ming Na cannot dispose of their equity interests in the Company. The motion to approve this settlement agreement is currently scheduled to be heard by the Bankruptcy Court on August 14, 2012. A copy of the motion to approve the APOL settlement agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

New Evolution Litigation

As previously disclosed, on April 27, 2012, Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPV, Segregated Portfolio M (f.k.a. “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund and El Fund Ltd (the “New York Plaintiffs”) filed a complaint in the Supreme Court of the State of New York, New York County (the “New York Court”) against CDC Software Corporation (“CDC Software”), the Company and CDC Software’s former Chief Executive Officer, Peter Yip, APOL, certain former directors of CDC Software and the Company, as well as certain current and former officers of the Company and CDC Software. On May 1, 2012, in connection with the 2012 Evolution Litigation, Evolution Capital Management, LLC (“ECM”), filed a proof of claim in the Bankruptcy Proceeding, asserting similar claims and causes of action which are the subject matter of the 2012 Evolution Litigation.

On May 11, 2012, the Company filed a Complaint to Enforce Automatic Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court and a Motion for Preliminary Injunction to Enforce Automatic Stay and Enjoin Prosecution of Certain Claims Outside of Bankruptcy Court.

The Company’s motion for a preliminary injunction against the New York Plaintiffs was heard by the Bankruptcy Court on July 10, 2012. On that day, the Bankruptcy Court entered an oral order denying the Company’s motion for a preliminary injunction. The Bankruptcy Court entered a written order on July 16, 2012, and a copy of that order is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Current Status of Discussions with China.com Regarding Competing Chapter 11 Plans and the Company’s Requisition for Extraordinary General Meeting of the Members of China.com

On May 22, 2012, the Company, through its wholly-owned subsidiary China M Interactive (BVI) Limited (“China M Interactive”), requisitioned an Extraordinary General Meeting (“EGM”) of the members of China.com, Inc., the Company’s approximately 75%-owned subsidiary.

As a result of certain discussions between the Company and China.com subsequent to the requisitioning of the EGM: (i) on June 6, 2012, the Company, through China M Interactive, modified its requisition for an EGM by withdrawing its proposed resolutions to remove and replace the current board of directors of China.com; and (ii) on June 8, China.com withdrew its competing Chapter 11 Plan and disclosure statement previously filed in the Company’s Chapter 11 bankruptcy proceeding.

As a result of the withdrawal of China.com’s competing Chapter 11 Plan, the joint Chapter 11 plan proposed by the Company and the Equity Committee is the only plan of reorganization in the Company’s Chapter 11 proceeding.

On July 10, 2012, the Company and China.com entered into a Memorandum of Understanding and Statement of Cooperation By and Between China.com, Inc. and CDC Corporation (“MOU”). The MOU confirmed the intention of China.com and the Company: (a) to work together to establish procedures for the sale of the Company’s interest in China.com; (b) to ensure that the appointment of new directors and the restructuring of the China.com board of directors was in compliance with the Honk Kong Growth Enterprise Markets Listing Rules and other requirements; (c) to jointly source, screen and identify potential buyers; (d) to ensure that any sale of the Company’s interest in China.com is in compliance with applicable laws. A copy of the MOU is attached hereto as Exhibit 99.3 and incorporated herein by reference.

On July 17, 2012, Mr. Marcus A. Watson (the Company’s CRO), Mr. John Carrick Clough (the Company’s Interim Chief Executive Officer), Mr. Joseph D. Stutz (the Company’s General Counsel), and Mr. Ding Chun were appointed to the Board of Directors of China.com to serve with along with Dr. Raymond Ch’ien, Mr. Anson Wang, and Mr. Mao Hongcheng. A copy of the Announcement of (1) Change of Certain Directors of the Board, Audit, Remuneration and Nomination Committees; (2) Change of Compliance Officer; and (3) Change of Authorized Representative is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Damages Cap on the Proof of Claim Filed by Rajan Vaz in the Bankruptcy Court

As previously disclosed, on April 23, 2012, Mr. Rajan Vaz, owner of a 49% interest in the Company’s indirect subsidiary, Software Galeria, Inc., a New Jersey corporation (“SGI”), filed a proof of claim in the Bankruptcy Proceeding in the amount of approximately $29.4 million, alleging, among other things, that a promissory note in the principal amount of approximately $1.6 million remains unpaid by the Company (the “Vaz Claim”).

On July 17, 2012, in connection with an agreement whereby Company affiliates have agreed to sell certain assets of several of the Company’s indirect subsidiaries, including SGI, to entities controlled by, or affiliated with, Mr. Vaz, the Company and Mr. Vaz entered into a

Stipulation and Agreement whereby upon consummation of the aforementioned sales, or in the event the Company is willing and able to timely close but one or more of those sales fails to close due to no fault of the Company, Mr. Vaz agrees that his claim would be limited to no more than $10 million. Pursuant to the Stipulation and Agreement the Company and the Equity Committee reserve all rights and defenses to Mr. Vaz’s claim and in no way acknowledges that the claim of Mr. Vaz is valid in any amount. The parties to this agreement agree that the sum of $10 million will be the amount to be used in connection with the Dispute Claim Reserve (as that term is defined in Section 8.2 of CDC’s First Amended Plan of Reorganization) of the dispute claim of Mr. Vaz. A copy of the Stipulation and Agreement between the Company and Mr. Vaz is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Approval of Chapter 11 Disclosure Statement

On June 7, 2012, the Court held a scheduling conference on the jointly-proposed Chapter 11 disclosure statement submitted by the Company and the Equity Committee in the Bankruptcy Proceeding and set the matter for further hearing on July 10, 2012. On July 10, 2012, the Court entered an order approving the jointly proposed disclosure statement, a copy of which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

The Bankruptcy Court’s order provides the following key dates:

•	the record date for common shares for purposes of voting to accept or reject the Chapter 11 Reorganization Plan (“Plan”) is July 10, 2012;

•	the deadline for receiving ballots accepting or rejecting the Plan is 4:00 p.m. prevailing Easter Time on August 20, 2012;

•	the last day for filing and serving written objections, comments or responses to confirmation of the Plan is August 23, 2012; and

•	the confirmation hearing for the Plan is August 30, 2012.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding: (i) statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, the potential outcome of the hearings before the Court regarding the Chapter 11 plan disclosure statements or any other considerations, procedures, timelines, or the ultimate confirmation of any proposed Chapter 11 plan in the Bankruptcy Proceeding; (iii) the outcome of any proceeding related to the 2012 Evolution Litigation; (iv) the Company’s intent to object to any proofs of claims filed in the Bankruptcy Proceeding; (v) the Company’s statement of intent to sell its indirect interest in China.com and the purpose and/or expected results thereof; and (vi) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Such risks include, among others, failure to receive Court confirmation of the Company’s Chapter 11 Plan, the Company’s ultimate ability to obtain approval of a plan of reorganization and emerge from bankruptcy protection, the risk of an adverse outcome in the 2012 Evolution Litigation, and the risk of an adverse outcome relating to any objection filed by the Company to any proofs of claims filed against it in the Bankruptcy Proceeding. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Motion for Order or Orders Approving Compromise and Settlement Among Asia Pacific On-Line Limited, A Cayman Islands Exempted Company, Nicola Chu Ming NGA, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, As Chapter 11 Debtor and Debtor In Possession, and the Official Committee of Equity Security Holders of the Debtor

99.2	Order Denying Debtor’s Motion for Preliminary Injunction

99.3	Memorandum of Understanding and Statement of Cooperation By and Between China.com, Inc. and CDC Corporation

99.4	Announcement of (1) Change of Certain Directors of the Board, Audit, Remuneration and Nomination Committees; (2) Change of Compliance Officer; and (3) Change of Authorized Representative

99.5	Stipulation and Agreement with Mr. Rajan Vaz

99.6	Order and Notice Approving Disclosure Statement, Scheduling Hearing on Confirmation, Approving Certain Procedures with Respect to Voting and Solicitation, and Establishing Deadlines For Filing Ballots and Objections to Confirmation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Motion for Order or Orders Approving Compromise and Settlement Among Asia Pacific On-Line Limited, A Cayman Islands Exempted Company, Nicola Chu Ming NGA, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, As Chapter 11 Debtor and Debtor In Possession, and the Official Committee of Equity Security Holders of the Debtor

99.2	Order Denying Debtor’s Motion for Preliminary Injunction

99.3	Memorandum of Understanding and Statement of Cooperation By and Between China.com, Inc. and CDC Corporation

99.4	Announcement of (1) Change of Certain Directors of the Board, Audit, Remuneration and Nomination Committees; (2) Change of Compliance Officer; and (3) Change of Authorized Representative

99.5	Stipulation and Agreement with Mr. Rajan Vaz

99.6	Order and Notice Approving Disclosure Statement, Scheduling Hearing on Confirmation, Approving Certain Procedures with Respect to Voting and Solicitation, and Establishing Deadlines For Filing Ballots and Objections to Confirmation